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                                                                    EXHIBIT 20.1


IMMEDIATE RELEASE
                                                           Contact: Bruce Rubin
                                                          Rubin Barney & Birger
                                                                 (305) 448-7450


                        COMPTROLLER ISSUES FINAL ORDER IN
                  CAPITAL BANCORP CHANGE-IN-CONTROL PROCEEDING


         MIAMI - June 17, 1997----Capital Bancorp (Nasdaq:CBCP) (the "Company") today announced that the Comptroller of the State of Florida has issued an order denying the application filed by Fana Holtz, the Vice Chairman of the Board of the Company, Daniel Holtz, the Chairman of the Board, Chief Executive Officer and President of the Company, and Javier Holtz, a Senior Vice President of the Company (collectively, the "Applicants"), individually and as a group, to acquire and/or maintain a controlling interest in Capital Bank through their ownership in and control of the Company.

         The Comptroller's order states that the Applicants must take such actions within 90 days as are necessary so that members of the family do not "own, control or have the power to vote 25% or more of any class of voting securities" of the Company or the bank. In addition, any Applicant that desires to remain as an officer or executive of Capital Bank may not "own, control or have power to vote 10% or more of any class of voting securities" of the Company or the bank. The Company has been advised that the Applicants will be appealing the decision to the applicable District Court of Appeal of the State of Florida.

         Capital Bancorp is the parent company of Miami-based Capital Bank, which has 28 South Florida offices and total assets of $1.7 billion and deposits of $1.1 billion as of March 31, 1997. Capital Bank owns approximately 81% of Capital Factors Holding, Inc., a specialized financial services company headquartered in Fort Lauderdale with offices in Los Angeles, New York, Charlotte, North Carolina and Atlanta, Georgia. Capital Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CBCP." Capital Factors Holding, Inc.'s Common Stock is quoted on the Nasdaq National Market under the symbol "CAPF."

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